Paragon Commercial Corporation
3535 Glenwood Avenue
Raleigh, North Carolina 27612

April 22, 2016

VIA EDGAR

Ms. Era Anagnosti
Legal Branch Chief
Office of Financial Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549-3561

Re:          Paragon Commercial Corporation
Draft Registration Statement on Form S-1
Submitted March 11, 2016
CIK No. 0001414374

Dear Ms. Anagnosti:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated April 6, 2016, regarding the above-referenced confidential DRS filing of Paragon Commercial Corporation, Raleigh, North Carolina (the “Company” or “Paragon”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).  This letter sets forth each comment contained in your letter dated April 6, 2016 and, following the comment, the Company’s response.  The Staff’s comment is repeated in bold face, and the Company’s response follows in ordinary type.

General

1.
We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, to date, no written communications, as defined in Rule 405 under the Securities Act, have been presented by the Company, or anyone authorized to act on the Company’s behalf, to potential investors. To the extent the Company presents any written communications to potential investors hereafter, the Company will supplementally provide the Staff with copies of any such written communications.

Securities and Exchange Commission
April 22, 2016

Implications of Being an Emerging Growth Company, page ii

2.
In the last bullet point you disclose that as an EGC, you can delay the adoption of new or revised accounting standards. Please tell us and to the extent necessary, revise your disclosure to indicate when you will make a final determination and what that determination will be.

Response: We have determined to avail ourselves of the extended transition period for complying with new and revised accounting standards and have revised the disclosure on page ii accordingly.

Prospectus Summary

Our Strategy, page 1
We focus on creating stockholder value, page 3

3.
We note that you compare your efficiency ratio to that of “peer institutions” throughout the prospectus. Where appropriate, please list the peer institutions against which you compare your financial performance and their respective efficiency ratios. If this group of peer institutions is different from the “peer group” referenced in Note 10, page F-29 to the financial statements, please make appropriate disclosures accordingly.

Response: The “peer institutions” against which we compare our financial performance consist of 190 banks and thrifts headquartered in the southeastern United States with total assets ranging from $500 million to $5 billion at December 31, 2015. We have revised the disclosure on page 2 to include a footnote with a general description of the peer institutions. In order to preserve space and readability of the prospectus, we have not included the names and efficiency ratios of the 190 peer institutions in the prospectus.

The group of peer institutions against which we compare our financial performance in the prospectus is different from the “peer group” referenced in Note 10 to our audited consolidated financial statements. We have made note of this in the updated disclosure on page 2 of the prospectus.

Securities and Exchange Commission
April 22, 2016

Risk Factors

We maintain a large number of deposit relationships . . ., page 12

4.	We note your disclosure regarding your ten largest deposit relationships. Please include the percentage of overall deposits that these relationships comprised at December 31, 2015.

Response: We have revised the disclosure on page 13 to include the percentage of overall deposits that the ten largest deposit relationships represented at March 31, 2016.

Use of Proceeds, page 27

5.	Please disclose the amount of the outstanding bank holding company loan, or cross reference the section of the filing where you make this disclosure.

Response: We have revised the disclosure on page 28 to disclose the amount of the outstanding bank holding company loan.

Market for Our Common Stock, page 31

6.
We note that you have disclosed reported sales prices for the fiscal year ending December 31, 2014. Based on the April 16, 2015 OTC Markets’ press release available on its website, it appears that Paragon Commercial’s common stock started trading on that day. Please revise your disclosure accordingly, or otherwise, explain how you derived the sale prices for the period prior to April 16, 2015.

Response: We have revised our disclosure to report sales prices beginning on April 16, 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview of Recent Financial Performance, page 32

7.	At the end of the second paragraph, please disclose the percentage of total nonperforming loans to total loans of your peer group for the fiscal years ended December 31, 2014 and 2015.

Response: We have revised the disclosure in the second paragraph on page 33 of the prospectus to compare our ratio of nonaccrual loans to total loans to the ratio of nonaccrual loans to total loans of the peer group for the fiscal years ended December 31, 2014 and 2015.

Securities and Exchange Commission
April 22, 2016

Maturities and Sensitivities of Loans to Interest Rates, page 36

8.
We note your disclosure that you may renew loans at maturity when requested by a customer whose financial strength appears to support such renewal or when such renewal appears to be in the Company’s best interest. Please respond to the following:

●	Tell us the factors you consider in evaluating whether renewal is in the Company’s best interest.

Response: We consider the following factors in evaluating whether renewal is in the Company’s best interest:

1.	Performance history of the renewing credit. If payment history or other financial performance is poor, we ask the client to refinance with another institution.

2.
Type of credit. If we make a strategic decision to exit a particular type of business and the client has no other business relationship with us, we may ask the client to refinance with another institution, even if the payment history and financial condition is strong.

3.
Strength of the underlying credit.  We conduct an examination to determine if the renewing credit will meet current underwriting standards.  This impacts our decision on whether to offer an extension or not.

4.
Pricing. For credits that are exceptionally strong, we consider the amount of competition and the pricing outlook in order to help determine if the we are willing to renew the credit at that level of competitive pricing or not.

5.	Importance of client relationship. We consider the strength of the underlying guarantor and that guarantor’s overall relationship with the bank in helping to determine whether to renew a credit.

●	Tell us whether you re-underwrite the loan at the time of renewal.

Response: Yes, the Bank performs its full underwriting procedures on all renewing credits, as if they are new credits, using then current underwriting standards.  The only exception to this is if the extension is for a duration of ninety days or less.

●
Tell us whether you would consider a renewal of a loan at maturity at the existing rate on the loan to be a troubled debt restructuring if the customer’s financial strength had decreased since the original loan issuance.

Securities and Exchange Commission
April 22, 2016

Response: The Bank follows all regulatory guidelines and guidance related to troubled debt restructurings (“TDRs”).  It is possible for a loan to be considered a TDR without a decrease in existing interest rate if the borrower is experiencing financial difficulty and a concession has been made, but we would consider numerous additional factors before making the final decision. Our determination of whether a concession has been made would include evaluating the loan's status and the terms of the proposed loan renewal against other loans currently being made by the Bank, the original terms of the loan, how the terms compare to our internal underwriting standards, and loans being made by competitors. If it is determined a concession has not been made based on this evaluation, we would not classify the renewed loan as a TDR, even if the borrower is considered to be in financial difficulty.

●
Tell us the approximate percentage of your loans where you grant renewals at the time of maturity. To the extent possible, please separate the percentage based on those customers whose financial strength appears to support such renewal, versus those renewals where the loan renewal is only considered to be in your best interest.

Response: This percentage varies based on external economic conditions.  The markets in which we compete are competitive and most credits have acceptable financial conditions to meet existing underwriting standards or standards to be refinanced at other financial institutions.  We do not specifically track the percentage requested, but we believe the renewal percentage is likely 90% or more of our maturing loans in today’s market conditions.  We also do not specifically track the percentage of such renewals that are based on the financial strength of the borrower versus renewals based on other factors, however, we believe that virtually all renewals are based on the financial strength of the borrower and we have revised the disclosure on page 38 of the prospectus accordingly.

Short Term and Long Term Debt, page 40

9.
Please disclose the material terms of the junior subordinated debentures, including interest rate and maturity, as well as the total amount of interest paid to holders of the debentures for the years ended December 31, 2015 and 2014, respectively. Alternatively, please cross-reference Note 7, page F-26 disclosure, where you make these relevant disclosures.

Response: We have revised the disclosure on page 43 to include a cross-reference to Note 7, page F-57, for additional information on the terms of the junior subordinated debentures.

Liquidity, page 46

10. Please refer to the fifth paragraph of your disclosure. Please elaborate on your statement that management believes that “most other time deposits are relationship-oriented.”

Response: We have revised the disclosure on page 51 to delete the sentence which stated that management believes that “most other time deposits are relationship-oriented.”

Capital, page 47

Securities and Exchange Commission
April 22, 2016

11. We note your disclosure that the Company and the Bank exceeded federal regulatory guidelines for a well-capitalized depository institution and that you expect the Company and the Bank will remain well-capitalized for regulatory purposes. However, we note from the table directly below this disclosure that you have disclosed N/A for the minimum ratio to be well-capitalized for the Company, and only disclosed the minimum required to be adequately capitalized. Please revise this disclosure as appropriate to explain why the well-capitalized minimum ratios are N/A for the Company, particularly in light of the fact that you have disclosed that that the Company qualifies as well-capitalized. Additionally, to the extent that you want to continue to report the minimum ratio required to be adequately capitalized in this section, please include the potential limitations to your business if you fail to achieve the well-capitalized capital ratios and only meet the adequately capitalized ratios.

Response: We have made clarifying revisions to the disclosure on pages 52 and 53 of the prospectus. These revisions include a description of the potential limitations on our business if the Bank fails to achieve the “well capitalized” capital ratios and only meet the adequately capitalized ratios.

Because the prompt corrective action framework is applicable only to insured depository institutions such as Paragon Commercial Bank and not to bank holding companies such as Paragon Commercial Corporation, we reflected “N/A” for the well capitalized amounts and ratios for the Company and included a footnote to the “Well Capitalized” column to this effect.

Business

Lending Activities
General, page 56

12. Please disclose the percentage of your overall loan portfolio that was collateralized as of December 31, 2015.

Response: We have revised the disclosure on page 63 to include the percentage of our overall loan portfolio that was collateralized as of March 31, 2016.

Securities and Exchange Commission
April 22, 2016

Our Executive Management Team, Key Employees and Board of Directors, page 59

13. We note that the biographies for Messrs. Barringer and Ragland do not specifically address their business experience for the past five years, as required by Item 401(e) of Regulation S-K. Please revise your disclosure to include such information.

Response: We have revised the biographies of Messrs. Barringer and Ragland to specifically address their business experience for the past five years.

Executive Compensation and Other Matters

Summary Compensation Table, page 67

14. We note that the cash bonus represents approximately 25% of each of the named executive officer’s total compensation. In accordance with Item 402(o) of Regulation S-K, please provide brief narrative disclosure of the material factors in granting these cash bonuses, as well as describe the material terms of the 2015 stock awards in accordance with Regulation S-K Item 402(o)(4).

Response: We have reclassified a portion of the amount previously included in the “Bonus” column into the “Nonequity Incentive Plan Compensation” column and added a description of this compensation under the heading “Nonequity Incentive Compensation” on page 76 of the prospectus. We have also added a description of the material terms of the 2015 stock awards under the heading “2015 Restricted Stock Grants” on page 78 of the prospectus.

Supervision and Regulation, page 81

15. At the end of the introductory paragraph, you state that the “discussion is qualified in its entirety by reference to applicable laws and regulations.” You may not qualify information in your prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. Refer to Securities Act Rule 411(a). Please revise your disclosure accordingly.

Response: We have revised the disclosure on page 89 to delete the sentence that stated, “[t]he discussion is qualified in its entirety by reference to applicable laws and regulations.”

Note 13 – Regulatory Matters, page F-34

16. We note your disclosure at the top of page F-34 that states that the minimum required capital amounts presented include the minimum required capital levels as of December 31, 2015, based on the phase-in provisions of the Basel III Capital Rules and the minimum required capital levels as of January 1, 2019 when the Basel III Capital Rules have been fully phased-in. Additionally, you state that the capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules. Please respond to the following:

Securities and Exchange Commission
April 22, 2016

●
Tell us how the amounts included in the minimum required capital levels can represent both the minimum required capital levels on a phase-in basis and a fully phased-in basis. In this regard, based on your disclosure on page F-33 where you discuss the phase-in criteria, it appears the minimum capital ratios increase on a fully-phased in basis. Please advise or revise.

Response: We have revised the disclosure at the top of page F-65 to clarify that the minimum required capital amounts presented in the table include the minimum required capital levels as of December 31, 2015 based on the phase-in provisions of the Basel III capital rules and do not include the minimum required capital levels as of January 1, 2019 when the Basel III capital rules have been fully phased in.

●
Tell us why you have reflected N/A for the well-capitalized amounts/ratios for the Company, when based on your disclosure on page F-33, it appears you state that both the Bank and the Company are required to meet certain minimum ratios.

Response: The amounts and ratios in the column entitled “Well Capitalized” represent the capital amounts and ratios required in order for the Company’s wholly owned subsidiary, Paragon Commercial Bank, to be considered “well capitalized” under the FDIC’s prompt corrective action framework. The prompt corrective action framework is applicable only to insured depository institutions such as Paragon Commercial Bank and does not apply to bank holding companies such as Paragon Commercial Corporation. For this reason, we reflected “N/A” for the well capitalized amounts and ratios for the Company and included a footnote to the “Well Capitalized” column stating that “[p]rompt corrective action provisions are not applicable at the bank holding company level.”

●	Clarify why you have included the amounts to be considered “adequately capitalized” in your disclosure as opposed to just the minimum thresholds to be considered well capitalized.

Response: In the event we become less than “adequately capitalized,” we would become subject to regulatory restrictions and additional regulatory scrutiny. We believe it is important to disclose to readers of our audited consolidated financial statements where we stand in relation to this threshold. For this reason, we have included the amounts to be considered “adequately capitalized” in our disclosure as opposed to just the minimum thresholds to be considered “well capitalized.”

*    *    *    *

If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (919) 534-7404.

Respectfully yours,

/s/ Steven E. Crouse

Steven E. Crouse
Executive Vice President and Chief Financial Officer

cc:	Mr. Todd H. Eveson
Wyrick Robbins Yates & Ponton LLP